MIGENIX Inc. BC Research Complex 3650 Wesbrook Mall Vancouver, BC V6S 2L2 Canada
|NEWS RELEASE|

FOR IMMEDIATE RELEASE

MIGENIX RELEASES CEO MESSAGE #20

Vancouver, BC, CANADA & San Diego, CA, USA – May 4, 2007 – MIGENIX Inc. (TSX: MGI; OTC: MGIFF), a clinical-stage developer of drugs for infectious diseases, has issued its 20th CEO Message from Jim DeMesa, MD, President & CEO. Today’s CEO Message provides a review of several recent news events, and a summary of the Company’s upcoming key milestones including:

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A potential partnership agreement for celgosivir. An Executive Summary of the recent HCV Phase II non-responder study results incorporating the retest results announced April 11, 2007 has now been provided to Schering-Plough pursuant to the Material Transfer and License Option Agreement with them.

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4 and 12 week data from a celgosivir Phase II HCV viral kinetics study in treatment-naïve patients (4 week interim data is expected in the third quarter of 2007).

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OmigardTM Phase III completion of enrollment for the prevention of catheter-related infections (now estimated by mid-2008 by our partner Cadence Pharmaceuticals) with results to follow.

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MX-2401 completing GLP non-clinical studies as the next step in advancing this program to Phase I clinical development for serious gram positive bacterial infections. These GLP studies were initiated in April 2007.

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CLS001 completing a Phase II clinical trial for rosacea in 2007 through the Company’s partner, Cutanea Life Sciences.

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A potential partnership agreement for rest-of-world development and commercialization of MX-226 (the current internal name for OmigardTM outside of North America and Europe), with the associated up-front, milestone payments and royalties on sales.

Additionally in the CEO Message Dr. DeMesa reviews the market opportunity for OmigardTM and MX-226

To obtain a copy of the complete CEO Message, please visit the MIGENIX web site at www.migenix.com or contact Investor Relations at 1-800-665-1968, Extension 233 (also available on SEDAR and EDGAR).

About MIGENIX

MIGENIX is committed to advancing therapy, improving health, and enriching life by developing and commercializing drugs primarily in the area of infectious diseases. The Company's clinical programs include drug candidates for the treatment of chronic hepatitis C infections (Phase II and preclinical), the prevention of catheter-related infections (Phase III) and the treatment of dermatological diseases (Phase II). MIGENIX is headquartered in Vancouver, British Columbia, Canada with US operations in San Diego, California. Additional information can be found at www.migenix.com.

 “Jim DeMesa”

James M. DeMesa, M.D.

President & CEO

CONTACTS

Art Ayres MIGENIX Inc. Tel: (604) 221-9666 Ext. 233 aayres@migenix.com	Dian Griesel, Ph.D. Investor Relations Group Tel: (212) 825-3210 Theproteam@aol.com

MIGENIX Inc.

May 4, 2007

FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, and forward-looking information within the meaning of applicable securities laws in Canada, (collectively referred to as “forward-looking statements”). Statements, other than statements of historical fact, are forward-looking statements and include, without limitation, statements regarding our strategy, future operations, timing and completion of clinical trials, prospects, plans and objectives of management. The words “anticipates”, “believes”, “budgets”, “could”, “estimates”, “expects”, “forecasts”, “intends”, “may”, “might”, “plans”, “projects”, “schedule”, “should”, “will”, “would” and similar expressions are often intended to identify forward-looking statements, which include underlying assumptions, although not all forward-looking statements contain these identifying words. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other things contemplated by the forward-looking statements will not occur.

Although our management believes that the expectations represented by such forward-looking statements are reasonable, there is significant risk that the forward-looking statements may not be achieved, and the underlying assumptions thereto will not prove to be accurate. Forward-looking statements in this news release include, but are not limited to, statements concerning our expectations for: Cadence Pharmaceuticals completing enrollment in the OmigardTM Phase III study in mid-2008 with an increased number of patients;  securing a rest-of-world development and commercialization partner for MX-226; a partnership agreement for celgosivir; 4-week interim results from the Phase II HCV viral kinetics study of celgosivir in treatment-naïve patients in the third quarter of 2007; and Cutanea Life Sciences completing the Phase II CLS001 rosacea clinical trial in 2007.

With respect to the forward-looking statements contained in this news release, we have made numerous assumptions regarding, among other things: our partner Cadence Pharmaceuticals’ ability to obtain FDA approval for an increase in the number of patients in the current OmigardTM Phase III clinical trial and to complete enrollment by mid-2008; our ability to initiate and complete non-clinical and clinical studies within our expected timelines; our ability to manage licensing opportunities; and Cutanea Life Sciences’ ability to complete the Phase II CLS001 rosacea clinical trial in 2007.

Actual results or events could differ materially from the plans, intentions and expectations expressed or implied in any forward-looking statements, including the underlying assumptions thereto, as a result of numerous risks, uncertainties and other factors including: dependence on corporate collaborations; uncertainties related to early stage of technology and product development; the potential that the FDA may not agree with Cadence’s proposal to increase patient enrollment in the OmigardTM Phase III trial, or may apply a statistical penalty to the clinical trial; uncertainties as to the requirement that a drug be found to be safe and effective after extensive clinical trials and the possibility that the results of such trials, if completed, will not establish the safety or efficacy of our products; the possibility that advances by competitors will cause our proposed products not to be viable; uncertainties as to future expense levels and the possibility of unanticipated costs or expenses or cost overruns; and other risks and uncertainties which may not be described herein. Certain of these factors and other factors are described in detail in the Company's Final Prospectus dated November 29, 2006, Annual Information Form and Annual Report on Form 20-F for the year ended April 30, 2006 and other filings with the Canadian securities regulatory authorities and the U.S. Securities & Exchange Commission.

Forward-looking statements are based on our current expectations and MIGENIX assumes no obligations to update such information to reflect later events or developments.

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.